DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
8TH Floor, Building 64, Jinlong Industry District Majialong Nanshan District, Shenzhen, PRC

Tel.: 0086-755-26553580-3019 / Fax: 0086-755-26630434

July 25, 2006

VIA EDGAR AND AIR COURIER

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Gary Todd

Re:	Diguang International Development Co., Ltd.
Form 10-KSB for the year ended December 31, 2005 and filed March 15, 2006
Form 8-K dated and filed on March 21, 2006
Form 8-K/A dated March 21, 2006 and filed on April 21, 2006
Form 10-QSB for the quarterly period ended March 31, 2006 and filed on May 15, 2006
File No. 333-69270

Dear Mr. Todd:

As requested by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 9, 2006, relating to the above-referenced periodic reports on Forms 10-KSB, 8-K, 8-K/A and 10-QSB, Diguang International Development Co., Ltd. is providing the following representations.

Diguang International Development Co. Ltd. acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Diguang International Development Co., Ltd.

/s/ Hong Song

Hong Song
Chief Operating Officer